Filed by ECARX Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: COVA Acquisition Corp.
Commission File No.: 001-40012

A Letter from Our Founders

Today, we are thrilled to announce ECARX is planning to go public in the U.S. through a proposed merger with COVA Acquisition Corp. (COVA). We expect to begin trading on Nasdaq under the ticker “ECX” when the transaction closes, which we anticipate will occur in the fourth quarter of 2022.

ECARX, a global leader in the design, development and delivery of intelligent vehicle technology, is poised to seize the growth opportunity presented by the rapid transition of the auto industry to fully connected and autonomous electrified vehicles. Proceeds from the transaction will be used to accelerate technology development and the rollout of new products, support strategic acquisitions or investments, as well as create further pathways for global growth and strengthen our presence in Europe through our international operations office in London and product development center in Gothenburg, Sweden.

The global auto industry is experiencing the fastest transformation in its history – the era of traditional vehicles is coming to an end. We believe that vehicle DNA will transform more in the next decade than it has in the past hundred years, and this shift will drive an extensive change in OEM vehicle development, calling for “all-new” platforms, advanced computing power and continuous over-the-air software updates.

ECARX’s vertically integrated, full-stack automotive computing platform and underlying core technologies are designed to help meet this evolving demand head-on.

When we founded ECARX in 2017, we shared a vision and ambition to create a technology portfolio that will transform vehicles into seamlessly integrated information, communications, and transportation devices.

That vision has manifested into tried and tested technology, as well as real revenues. Over the last three years, ECARX’s technology has been integrated into more than 3.2 million cars worldwide and has grown to serve 12 OEM brands and eight Tier 1 automotive suppliers. ECARX generated $436 million in revenues in 2021 and our future profitability is expected to be driven primarily by strong top-line growth from our existing and growing customer base, rapid execution of our robust technology development roadmap, and international expansion.

And we’ll continue to innovate and grow.

ECARX has benefited from its connection and privileged access to Zhejiang Geely Holding Group Co., Ltd. (“Geely”) and has growth potential within the Geely ecosystem, which comprises Geely Automobile Holdings Limited (“Geely Auto”), including Geely, Geometry, Lynk & Co, and Zeekr brands, as well as Group Lotus, Proton, smart, Volvo Cars, and other OEMs that are affiliated with or are investee companies of Geely.

But our growth only starts there.

ECARX is working alongside global OEMs in a highly integrated way from the early stages in the product cycle to identify trends and plan, pilot and test differentiated solutions that enable and enhance the onboard experience. We also benefit from strategic relationships that create robust pathways to third party OEMs and international growth, with multiple commercialization opportunities.

Our partnership with COVA is both strategic and financial, unlocking additional opportunities for collaboration to accelerate development of the next generation of mobility tech.

We look forward to sharing updates on our progress towards completion of the transaction.

-	Eric Li (Li Shufu), Co-founder

-	Ziyu Shen, Co-founder, Chairman and CEO

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, ECARX Holdings, Inc. (“ECARX”) will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA Acquisition Corp. (“COVA”) to vote on the proposed transaction. Shareholders of COVA and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about COVA and ECARX and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of COVA as of a record date to be established for voting on the proposed transaction. Once available, shareholders of COVA will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.